UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MALIBU BOATS, INC.

MALIBU BOATS HOLDINGS, LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common A Stock, $0.01 par value of Malibu Boats, Inc.

Limited Liability Company Interests of Malibu Boats Holdings, LLC

(Title of Class of Securities)

Common A Stock, $0.01 par value of Malibu Boats, Inc.	Limited Liability Company Interests of Malibu Boats Holdings, LLC
56117J100	Not Applicable

(CUSIP Number of Class of Securities)

Wayne R. Wilson

Chief Financial Officer

5075 Kimberly Way

Loudon, Tennessee 37774

(865) 458-5478

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John-Paul Motley, Esq. O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 (213) 430-6100	Edward D. Ricchiuto, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$70,000,000	$8,134

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $70,000,000 in aggregate of up to 3,333,333 shares of Malibu Boats, Inc.’s Common A Stock, par value $0.01 per share, and units of limited liability company interests of Malibu Boats Holdings, LLC, at the minimum tender offer price of $21.00 per share or unit.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by Malibu Boats, Inc., a Delaware corporation (“Malibu” or the “Company”) to purchase for cash (i) shares of Malibu’s Class A Common Stock, par value $0.01 per share (the “Shares”), and (ii) limited liability company interests of Malibu Boats Holdings, LLC, a Delaware limited liability company (the “LLC” with such limited liability company interests defined as “LLC Units” and collectively with the Shares, the “Securities”), for an aggregate purchase price of not more than $70.0 million at a per Share or LLC Unit purchase price of not less than $21.00 nor greater than $23.50 per Share or LLC Unit and upon the terms and subject to the conditions described in the Offer to Purchase, dated March 13, 2015 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The names of the issuers are Malibu Boats, Inc. and Malibu Boats Holdings, LLC. The address and telephone number of both issuers’ principal executive offices is 5075 Kimberly Way, Loudon, Tennessee 37774, (865) 458-5478.

(b) The subject securities are (i) Shares of Malibu Boats, Inc., which are listed on the NASDAQ Global Select Market under the symbol “MBUU” and (ii) LLC Units of Malibu Boats Holdings, LLC. As of March 12, 2015, there were 15,608,650 Shares outstanding and 22,610,494 LLC Units outstanding, which includes 15,608,650 LLC Units held by Malibu, respectively. Malibu will not tender the LLC Units it holds in the Tender Offer. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the Securities set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Securities; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The filing persons to which this Schedule TO relates are Malibu Boats, Inc. and Malibu Boats Holdings, LLC. The address and telephone number of both persons is 5075 Kimberly Way, Loudon, Tennessee 37774, (865) 458-5478. The names and business address of the directors and executive officers of Malibu and the LLC are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” and such information is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Securities; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Securities,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Securities and Payment of Purchase Price,” “Section 6 — Conditional Tender

of Securities,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” “Section 14 — Material United States Federal Income Tax Consequences to Tendering Holders” and “Section 15 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of Malibu and the LLC set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of Securities acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) Information regarding the conditions set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(d) Information regarding the borrowed funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information regarding securities ownership set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities” in the Offer to Purchase is incorporated herein by reference.

(b) The information regarding securities transactions set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)(1) The information set forth under the heading “Section 10 — Certain Information Concerning the Company and the LLC; Certain Financial Information — Historical Financial Information” in the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth under the heading “Section 10 — Certain Information Concerning the Company and the LLC; Certain Financial Information — Historical Financial Information” in the Offer to Purchase is incorporated herein by reference.

(a)(3) Not Applicable.

(a)(4) The book value per share of the Company’s Shares as of December 31, 2014 was $2.66 per share.

(b) Not Applicable.

Item 11. Additional Information.

(a) The information set forth under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities” and “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase are incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2015	MALIBU BOATS, INC.

	By:	/s/ Wayne R. Wilson
Name: Wayne R. Wilson Title: Chief Financial Officer

Date: March 13, 2015	MALIBU BOATS HOLDINGS, LLC

By: Malibu Boats, Inc., its managing member

	By:	/s/ Wayne R. Wilson
Name: Wayne R. Wilson Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated March 13, 2015.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 13, 2015.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 13, 2015.

(a)(1)(E)	Summary Advertisement, dated March 13, 2015.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Malibu Boats, Inc. on March 13, 2015.*

(b)	None.

(d)(1)	First Amended and Restated Limited Liability Company Agreement of Malibu Boats Holdings, LLC dated as of February 5, 2014 (incorporated herein by reference to Exhibit 10.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(2)	First Amendment, dated as of February 5, 2014, to First Amended and Restated Limited Liability Company Agreement of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 3.5 to Malibu Boats, Inc.’s Quarterly Report on Form 10-Q/A filed on May 13, 2014 (File No. 001-36290))

(d)(3)	Second Amendment, dated as of June 27, 2014, to First Amended and Restated Limited Liability Company Agreement of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 3.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(d)(4)	Employment Agreement by and between Malibu Boats, Inc. and Ritchie Anderson, dated February 5, 2014 (incorporated herein by reference to Exhibit 10.7 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(5)	Employment Agreement by and between Malibu Boats, Inc. and Jack Springer, dated February 5, 2014 (incorporated herein by reference to Exhibit 10.8 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(6)	Employment Agreement by and between Malibu Boats, Inc. and Wayne Wilson, dated February 5, 2014 (incorporated herein by reference to Exhibit 10.9 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(7)	Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.15 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(8)	Amendment Number One, dated as of June 24, 2014, to the Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(d)(9)	Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.15.1 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

Exhibit Number	Description

(d)(10)	Form of Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.15.2 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(11)	Form of Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.15.3 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(12)	Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.15.4 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(13)	Exchange Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc. and Affiliates of Black Canyon Capital LLC and Horizon Holdings LLC (incorporated herein by reference to Exhibit 10.2 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(14)	Exchange Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc. and the Other Members of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 10.3 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(15)	Tax Receivable Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc., Malibu Boats Holdings, LLC and the Other Members of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 10.4 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(16)	Registration Rights Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc., Black Canyon Management LLC and Affiliates of Black Canyon Capital LLC (incorporated herein by reference to Exhibit 10.5 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(17)	First Amendment, dated as of June 27, 2014, to the Registration Rights Agreement by and among Malibu Boats, Inc., Black Canyon Management LLC and Affiliates of Black Canyon Capital LLC (incorporated herein by reference to Exhibit 10.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(d)(18)	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.19 to Malibu Boats, Inc.’s registration statement on Form S-1 filed on December 13, 2013 (File No. 333-192862))

(d)(19)	Voting Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc., Black Canyon Management LLC, Jack D. Springer, Wayne R. Wilson and Ritchie L. Anderson (incorporated herein by reference to Exhibit 10.6 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(20)	Letter Agreement Amending LLC Unit Vesting Schedule by and between Malibu Boats Holdings, LLC and Ritchie Anderson (incorporated herein by reference to Exhibit 10.4 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(d)(21)	Director Compensation Policy (incorporated herein by reference to Exhibit 10.3 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(g)	None.

(h)	None.

*	Previously filed.